(Magna Logo)						Exhibit 99

								Magna International Inc.
								337 Magna Drive
								Aurora, Ontario L4G 7K1
								Tel   (905)  726-2462
								Fax  (905)  726-7164

Press Release

Magna announces third quarter and year to date results

November 5, 2003, Aurora, Ontario Canada......Magna International Inc. (TSX:
MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for The third quarter and nine-month period ended September 30, 2003.


    -------------------------------------------------------------------------
                                     THREE MONTHS ENDED   NINE MONTHS ENDED
                                     ------------------   ------------------
                                     Sept 30,  Sept 30,    Sept 30,  Sept 30,
                                        2003      2002        2003      2002
                                     --------  --------    --------  --------

    Sales                            $ 3,566   $ 2,962    $ 10,722   $ 8,979

    Net income (1)                   $    48   $   132    $    384   $   444
    Net income from continuing
     operations(1),(2)               $   122   $   138    $    451   $   446
    Net income from operations(3)    $   122   $   117    $    458   $   440

    Diluted earnings per share (1) $ 0.44 $ 1.40 $ 3.84 $ 4.74 Diluted earnings per share from
     continuing operations (1) ,(2)  $  1.21   $  1.46    $   4.54   $  4.76
    Diluted earnings per share
     from operations (3)             $  1.22   $  1.24    $   4.62   $  4.69

    -------------------------------------------------------------------------

    (1) Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

    (2) Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. ("MEC") as discontinued operations until August 29, 2003. On September 2, 2003, the Company distributed 100% of the Class A Subordinate Voting and Class B Shares of
        MI Developments Inc. ("MID") to the Company's shareholders of record as of August 29, 2003.

    (3) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

        Net income from operations for the nine months and three months ended September 30, 2003 is based on net income but excludes non-cash impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID, associated with the distribution of shares of MID on September 2, 2003. Diluted earnings per share from operations for the nine months and three months ended September 30, 2003 are based on diluted earnings per share but exclude the non-cash impairment losses described above.

        Net income from operations for the nine months ended September 30, 2002 is based on net income but excludes ownership dilution gains and losses from public subsidiary share issuances totaling a net gain of $4 million. Diluted earnings per share from operations for the nine months ended September 30, 2002 are based on diluted earnings per share, but exclude the ownership dilution gains and losses described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

        Net income from operations for the three months ended September 30, 2002 is based on net income but excludes ownership dilution gains from public subsidiary share issuances totaling $15 million. Diluted earnings per share from operations for the three months ended September 30, 2002 are based on diluted earnings per share, but exclude the ownership dilution gains described above.

        For more information see notes 2, 3, 4 and 5 to the Third Quarter Consolidated Financial Statements attached.

        See Appendix A for pro forma consolidated statements of income which are presented assuming that the MID distribution had been completed as of December 31, 2001.

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------


    THREE MONTHS ENDED SEPTEMBER 30, 2003
    -------------------------------------

    The Company posted sales of $3.6 billion for the third quarter ended September 30, 2003, an increase of 20% over the third quarter of 2002. The higher sales level in the third quarter of 2003 reflects increases of 22% in North American content per vehicle and 42% in European content per vehicle over the comparable quarter in 2002. The increase in content per vehicle in North America was largely attributable to new product launches, the strengthening of the Canadian dollar against the U.S. dollar and acquisitions completed subsequent to the third quarter of 2002. The increase in content per vehicle in Europe was largely attributable to new product launches, the strengthening of the euro and British pound against the U.S. dollar and acquisitions completed subsequent to the third quarter of 2002. During the third quarter of 2003, North American vehicle production declined approximately 5% and European vehicle production increased approximately 2% from the comparable quarter.
    The Company earned net income from operations for the third quarter ended September 30, 2003 of $122 million, representing an increase over the comparable quarter of 4% or $5 million. Net income and net income from continuing operations for the third quarter ended September 30, 2003 were $48 million and $122 million, respectively.
    Diluted earnings per share from operations were $1.22 for the third quarter ended September 30, 2003, compared to $1.24 for the quarter ended September 30, 2002. Diluted earnings per share from operations for the third quarter of 2003 reflects an increase in net income offset by a higher average number of diluted shares outstanding substantially due to the Donnelly acquisition, which added approximately 5.2 million shares in the fourth quarter of 2002. Diluted earnings per share and diluted earnings per share from continuing operations for the third quarter ended September 30, 2003 were $0.44 and $1.21, respectively.
    The Company generated cash from operations before changes in non-cash working capital of $310 million and invested $391 million in non-cash working capital in the third quarter of 2003. The investment in non-cash working capital was primarily attributable to new program launches and the delayed timing of cash receipts to the fourth quarter of 2003. Total investment activities for the third quarter of 2003 were $249 million, including
$188 million in fixed asset additions, $8 million to purchase subsidiaries, and a $53 million increase in other assets.
    Belinda Stronach, Magna's President and Chief Executive Officer stated:
"We reported strong third quarter results, despite lower vehicle production in North America and costs to support the heavy program launch activity ongoing in both North America and Europe. We continue to focus on the execution of successful launches, including the all-new BMW X3 currently underway at Magna Steyr."


    NINE MONTHS ENDED SEPTEMBER 30, 2003
    ------------------------------------

    Sales for the nine months ended September 30, 2003 were $10.7 billion, an increase of 19% over the nine months ended September 30, 2002. The higher sales level for the first nine months of 2003 reflects increases of 20% in North American content per vehicle and 36% in European content per vehicle over the first nine months of 2002. During the first nine months of 2003, North American vehicle production declined approximately 4% and European vehicle production increased approximately 1% from the comparable period.
    The Company earned net income from operations for the nine months ended September 30, 2003 of $458 million, representing an increase over the nine months ended September 30, 2002 of 4% or $18 million. Net income and net income from continuing operations for the nine months ended September 30, 2003 were $384 million and $451 million, respectively.
    Diluted earnings per share from operations were $4.62 for the nine months ended September 30, 2003, compared to $4.69 for the nine months ended September 30, 2002. Diluted earnings per share and diluted earnings per share from continuing operations for the nine months ended September 30, 2003 were $3.84 and $4.54, respectively.
    During the nine months ended September 30, 2003, the Company generated cash from operations before changes in non-cash working capital of $961 million and invested $620 million in non-cash working capital. Total investment activities for the first nine months of 2003 were $624 million, including $499 million in fixed asset additions, $8 million to purchase subsidiaries, and a $117 million increase in other assets.


    OTHER MATTERS
    -------------

    The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended September 30, 2003. The dividend of U.S. $0.34 per share is payable on December 15, 2003 to shareholders of record on November 28, 2003.


    2003 OUTLOOK
    ------------

    For the fourth quarter of 2003, the Company expects average dollar content per vehicle to range between $560 and $575 in North America and between $390 and $410 in Europe. In addition, the Company has assumed that fourth quarter 2003 vehicle production volumes will be approximately
3.9 million units in North America and 3.7 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the fourth quarter of 2003 to be between $4.0 billion and $4.2 billion. The Company expects diluted earnings per share from operations to be in the range of $1.50 to $1.70, compared to pro forma diluted earnings per share from operations, excluding impairment charges, for the fourth quarter of 2002 (as disclosed in Appendix A) of $1.43.
    The Company expects full year 2003 average dollar content per vehicle to range between $515 and $520 in North America and between $320 and $325 in Europe. Further, the Company has assumed 2003 vehicle production volumes will be approximately 15.9 million units in North America and approximately 16.0 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the full year 2003 to range from $14.6 billion to $14.9 billion, compared to 2002 automotive sales of $12.4 billion, and diluted earnings per share from operations for 2003 to be in the range of $6.12 to $6.32. In addition, the Company expects that full year 2003 spending for automotive fixed assets will be approximately $800 million, compared to $791 million in 2002.
    The 2003 outlook above excludes the potential effects, if any, of the Company's impairment review associated with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3062 and 3063 related to Goodwill and Other Intangible Assets and Impairment of Long-lived Assets, respectively.
    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include:
Automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr.
    Magna has approximately 72,000 employees in 201 manufacturing operations and 48 product development and engineering centres in 22 countries.

    -------------------------------------------------------------------------
    Magna will hold a conference call for interested analysts and shareholders to discuss the third quarter results and other developments on Thursday, November 6, 2003 at 9:00 a.m. EST. The number to use for this call is 1 800 840-6238. The number for overseas callers is 1 416 641-6684. Please call in 10 minutes prior to the conference call. Magna will also webcast the conference call at www.magna.com. The conference call will be chaired by Belinda Stronach, President and Chief Executive Officer.

    For further information, please contact Vincent Galifi or Louis Tonelli at (905) 726-7100.
    For teleconferencing questions, please call (905) 726-7103.
    -------------------------------------------------------------------------

    This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle programs; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Annual information Form and annual report on Form 40-F for its financial year ended December 31, 2002 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions, except per share figures)

                                   Three months ended     Nine months ended
                                      September 30,          September 30,
                             Note    2003       2002       2003       2002
    -------------------------------------------------------------------------
                                             (restated             (restated
                                              note 2)               note 2)

    Sales                          $  3,566   $  2,962   $ 10,722   $  8,979

    Cost of goods sold                2,981      2,476      8,865      7,407
    Depreciation and amortization       131        104        369        306
    Selling, general and
     administrative                     244        187        726        559
    Interest income, net                 (3)        (5)       (10)        (5)
    Equity income                        (3)        (6)       (10)       (17)
    -------------------------------------------------------------------------
    Operating income                    216        206        782        729
    Other income (loss)      2, 4        (6)        15         (6)        15
    -------------------------------------------------------------------------
    Income from continuing
     operations before
     income taxes and
     minority interest                  210        221        776        744
    Income taxes                         74         67        266        243
    Minority interest                    14         16         59         55
    -------------------------------------------------------------------------
    Net income from
     continuing operations              122        138        451        446
    Net loss from
     discontinued operations
     - MEC                      3       (74)        (6)       (67)        (2)
    -------------------------------------------------------------------------
    Net income                     $     48   $    132   $    384   $    444
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Preferred Securities and
     other paid-in capital         $     (5)  $     (5)  $    (15)  $    (21)
    Foreign exchange loss
     on the redemption of the
     4.875% Convertible
     Subordinated Debentures    7         -          -          -        (11)
    -------------------------------------------------------------------------
    Net income available to
     Class A Subordinate
     Voting and Class B
     Shareholders                        43        127        369        412
    Retained earnings,
     beginning of period              2,832      2,403      2,570      2,217
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                     (32)       (31)       (96)       (88)
    Distribution of MID shares  2      (552)         -       (552)         -
    Adjustment for change in
     accounting policy related
     to goodwill                5         -          -          -        (42)
    Repurchase of Class A
     Subordinate Voting Shares  8         -         (1)         -         (1)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  2,291   $  2,498   $  2,291   $  2,498
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share from
     continuing operations:
      Basic                        $   1.22   $   1.48   $   4.56   $   4.79
      Diluted                      $   1.21   $   1.46   $   4.54   $   4.76
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $   0.45   $   1.41   $   3.86   $   4.77
      Diluted                      $   0.44   $   1.40   $   3.84   $   4.74
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.34   $   0.34   $   1.02   $   1.02
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period
     (in millions):
      Basic                            95.9       90.3       95.7       86.4
      Diluted                          96.5       90.7       96.1       90.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)

                                   Three months ended     Nine months ended
                                       September 30,        September 30,
                             Note     2003      2002       2003      2002
    -------------------------------------------------------------------------
                                             (restated             (restated
                                              note 2)               note 2)
    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income from
     continuing operations         $    122   $    138   $    451   $    446
    Items not involving
     current cash flows                 188        126        510        380
    -------------------------------------------------------------------------
                                        310        264        961        826
    Changes in non-cash
     working capital                   (391)      (145)      (620)        18
    Increase in deferred
     revenue                             12          -         14         69
    -------------------------------------------------------------------------
                                        (69)       119        355        913
    -------------------------------------------------------------------------
    INVESTMENT ACTIVITIES
    Fixed asset additions              (188)      (280)      (499)      (521)
    Purchase of subsidiaries             (8)         -         (8)        (3)
    Decrease (increase) in
     investments                          5          1          9         (2)
    Increase in other assets            (53)       (15)      (117)       (73)
    Proceeds from disposition
     of investments and other            15          6         25         15
    -------------------------------------------------------------------------
                                       (229)      (288)      (590)      (584)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Net issues (repayments)
     of debt                            119         16        111        (78)
    Issues of subordinated
     debentures by
     subsidiaries               6         -          -         66          -
    Repayments of debentures'
     interest obligations                (1)        (1)        (4)       (13)
    Preferred Securities
     distributions                       (7)        (6)       (20)       (18)
    Issues of Class A
     Subordinate Voting
     Shares                              32          -         38         19
    Issues of shares by
     subsidiaries                         1         64         13         66
    Repurchase of Class A
     Subordinate Voting
     Shares                               -         (2)         -         (2)
    Dividends paid to
     minority interests                  (4)        (3)       (11)        (9)
    Dividends                   2       (51)       (29)      (115)       (86)
    -------------------------------------------------------------------------
                                         89         39         78       (121)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                   (11)       (29)       103          -
    -------------------------------------------------------------------------

    Net increase (decrease)
     in cash and cash
     equivalents during
     the period                        (220)      (159)       (54)       208
    Cash and cash equivalents,
     beginning of period              1,287      1,199      1,121        832
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,067   $  1,040   $  1,067   $  1,040
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)

                                               September 30,    December 31,
                                     Note              2003            2002
    -------------------------------------------------------------------------
                                                                  (restated
                                                                   note 2)

    ASSETS
    Current assets
    Cash and cash equivalents                      $  1,067         $  1,121
    Accounts receivable                               2,784            2,094
    Inventories                                       1,099              916
    Prepaid expenses and other                          124               78
    Discontinued operations - MEC       3                 -              160
    -------------------------------------------------------------------------
                                                      5,074            4,369
    -------------------------------------------------------------------------
    Investments                                         130              114
    Fixed assets, net                                 2,984            3,663
    Goodwill, net                       5               489              466
    Future tax assets                                   162              164
    Other assets                                        312              270
    Discontinued operations - MEC       3                 -            1,096
    -------------------------------------------------------------------------
                                                   $  9,151         $ 10,142
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                              $    319         $    223
    Accounts payable                                  2,241            1,954
    Accrued salaries and wages                          372              304
    Other accrued liabilities                           210              180
    Income taxes payable                                  3               67
    Long-term debt due within one year                   34               36
    Discontinued operations - MEC       3                 -              172
    -------------------------------------------------------------------------
                                                      3,179            2,936
    -------------------------------------------------------------------------
    Deferred revenue                                     78               86
    Long-term debt                                      247              248
    Debentures' interest obligation                      41               39
    Other long-term liabilities                         212              186
    Future tax liabilities                              190              159
    Minority interest                   6               586              410
    Discontinued operations - MEC       3                 -              657
    -------------------------------------------------------------------------
                                                      4,533            4,721
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                       8
      Class A Subordinate
       Voting Shares
       (issued: 95,229,304; December
       31, 2002 - 94,477,224)                         1,586            2,487
      Class B Shares
       (convertible into Class A
       Subordinate Voting Shares)
       (issued: 1,096,509)                                -                1
    Preferred Securities                                277              277
    Other paid-in capital                                67               64
    Retained earnings                                 2,291            2,570
    Currency translation adjustment                     397               22
    -------------------------------------------------------------------------
                                                      4,618            5,421
    -------------------------------------------------------------------------
                                                   $  9,151         $ 10,142
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2003 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2003 and 2002.


    2.  DISTRIBUTION OF MID SHARES

        (a) On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly owned subsidiary of the Company. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ("MEC"). On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

             As required by recent amendments to The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"), the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

             Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million.

             In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 (note 3). However, because Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

        (b)  Pro forma impact

             If the distribution of the Class A Subordinate Voting and Class B Shares of MID had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:


             Statements of income

                                   Three months ended     Nine months ended
                                      September 30,          September 30,
                                       2003       2002       2003       2002
             ----------------------------------------------------------------

             Sales                 $  3,565   $  2,962   $ 10,721   $  8,979

             Cost of goods sold       2,997      2,494      8,927      7,456
             Depreciation and
              amortization              125         97        350        290
             Selling, general and
              administrative            245        187        727        559
             Interest income, net        (3)        (5)       (10)        (5)
             Equity income               (3)        (6)       (10)       (17)
             ----------------------------------------------------------------
             Operating income           204        195        737        696
             Other income                 -         15          -         15
             ----------------------------------------------------------------
             Income before income
              taxes and minority
              interest                  204        210        737        711
             Income taxes                72         63        256        235
             Minority interest           14         16         59         55
             ----------------------------------------------------------------
             Net income            $    118   $    131   $    422   $    421
             ----------------------------------------------------------------
             ----------------------------------------------------------------

             Diluted earnings per
              Class A Subordinate
              Voting or Class B
              Share                $   1.17   $   1.39   $   4.24   $   4.43
             ----------------------------------------------------------------
             ----------------------------------------------------------------

             The pro forma income statements eliminate the results of MEC, which have been reported as discontinued operations, and the revenues and expenses of the real estate business of MID prior to August 29, 2003. The pro forma income statements also include adjustments, net of income taxes, to eliminate intercompany interest expense on advances from the Company to MID, to reflect the impact of amending certain leases effective January 1, 2003 and to reflect the impact of the MID distribution on the Company's deferred profit sharing expense and executive compensation.

        (c)  Cash Distribution

             Dividends include $19 million with respect to the MID distribution, which represents the amount of cash held by MID on August 29, 2003.


    3.  DISCONTINUED OPERATIONS - MEC

        The Company's revenues and expenses, cash flows, and assets, liabilities and equity related to MEC are as follows:

        Statements of income:

                                        Two      Three      Eight       Nine
                                     months     months     months     months
                                      ended      ended      ended      ended
                                  August 29,  Sept. 30, August 29,  Sept. 30,
                                       2003       2002       2003       2002
        ---------------------------------------------------------------------
        Sales                      $     67   $     65   $    525   $    442
        Costs and expenses               84         82        520        425
        ---------------------------------------------------------------------
        Operating income (loss)         (17)       (17)         5         17
        Impairment loss recorded
         on distribution (note 2)       (68)         -        (68)         -
        Dilution loss (a)                 -          -          -        (11)
        ---------------------------------------------------------------------
        Income (loss) before income
         taxes and minority interest    (85)       (17)       (63)         6
        Income taxes                     (7)        (7)         3          7
        Minority interest                (4)        (4)         1          1
        ---------------------------------------------------------------------
        Net loss                   $    (74)  $     (6)  $    (67)  $     (2)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a)  In April 2002, MEC completed a public offering by issuing
             23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

        Statements of cash flows:

                                        Two      Three      Eight       Nine
                                     months     months     months     months
                                      ended      ended      ended      ended
                                  August 29,  Sept. 30, August 29,  Sept. 30,
                                       2003       2002       2003       2002
        ---------------------------------------------------------------------

        Cash provided from
         (used for):

        OPERATING ACTIVITIES
        Net loss                   $    (74)  $     (6)  $    (67)  $     (2)
        Items not involving
         current cash flows              70         (1)        92         26
        ---------------------------------------------------------------------
                                         (4)        (7)        25         24
        Changes in non-cash
         working capital                  -         (4)        (7)       (17)
        ---------------------------------------------------------------------
                                         (4)       (11)        18          7
        ---------------------------------------------------------------------
        INVESTMENT ACTIVITIES
        Fixed asset additions           (17)       (39)       (45)       (72)
        Increase in other assets         (4)       (10)       (16)       (13)
        Proceeds from disposition
         of investments and other         1          2          2          9
        ---------------------------------------------------------------------
                                        (20)       (47)       (59)       (76)
        ---------------------------------------------------------------------
        FINANCING ACTIVITIES
        Net repayments of debt           (3)        (1)       (46)       (10)
        Issues of subordinated
         debentures by subsidiaries       -          -        145          -
        Issues of shares by
         subsidiaries                     -          -          -        142
        ---------------------------------------------------------------------
                                         (3)        (1)        99        132
        ---------------------------------------------------------------------

        Effect of exchange rate
         changes on cash and cash
         equivalents                     (3)         -          3          4
        ---------------------------------------------------------------------

        Net increase (decrease) in
         cash and cash equivalents
         during the period              (30)       (59)        61         67
        Cash and cash equivalents,
         beginning of period            197        184        106         58
        ---------------------------------------------------------------------
        Cash and cash equivalents,
         end of period             $    167   $    125   $    167   $    125
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------



        Balance Sheet:
                                                                December 31,
                                                                       2002
        ---------------------------------------------------------------------
        ASSETS
        Current assets
        Cash and cash equivalents                                    $   106
        Accounts receivable                                               46
        Inventories                                                        2
        Prepaid expenses and other                                         6
        ---------------------------------------------------------------------
                                                                         160
        ---------------------------------------------------------------------
        Fixed assets, net                                                752
        Future tax assets                                                 12
        Other assets                                                     332
        ---------------------------------------------------------------------
                                                                     $ 1,256
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        LIABILITIES AND MAGNA'S NET INVESTMENT
        Current liabilities
        Bank indebtedness                                            $    49
        Accounts payable and other accrued liabilities                   108
        Long-term debt due within one year                                15
        ---------------------------------------------------------------------
                                                                         172
        ---------------------------------------------------------------------
        Deferred revenue                                                   6
        Long-term debt                                                   118
        Debentures' interest obligation                                   67
        Future tax liabilities                                           166
        Minority interest                                                300
        ---------------------------------------------------------------------
                                                                         829
        ---------------------------------------------------------------------
        Magna's net investment in MEC                                    427
        ---------------------------------------------------------------------
                                                                     $ 1,256
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    4.  OTHER INCOME (LOSS)

        Other income for 2003 includes $6 million of impairment losses related to certain real estate properties of MID (note 2).

        In July 2002, Tesma International Inc. ("Tesma") completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of Cdn$97 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue.

        In July 2002, Decoma International Inc. ("Decoma") issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue.

        The gains recognized were not subject to income taxes as the issues were completed on a primary basis by Tesma and Decoma, respectively.


    5.  GOODWILL AND OTHER INTANGIBLE ASSETS

        In 2002, the Company adopted the new accounting recommendations of the CICA for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ("Intier") Interiors Europe, Closures Europe and Interiors North America reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.


    6.  DEBENTURES ISSUED BY SUBSIDIARIES

        On March 27, 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

        The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders' conversion option are included in Decoma's equity. Accordingly, such amounts are classified as minority interest in the Company's consolidated balance sheet.


    7.  REDEMPTION OF THE 4.875% CONVERTIBLE SUBORDINATED DEBENTURES

        In May 2002, the Company called for the redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

        On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.


    8.  CAPITAL STOCK

        (a) On August 6, 2003, the Company announced that The Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3 million of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of U.S.$200 million, commenced on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004.

             During the three months ended September 30, 2003, a subsidiary of the Company purchased 75,356 Magna Class A Subordinate Voting Shares for cash consideration of $5 million, which were then awarded on a restricted basis to three executives. During the three months ended September 30, 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $1 million was charged to retained earnings.

        (b) As a result of the MID distribution, the stated capital of the Class A Subordinate Voting and Class B Shares was reduced by $939 million and $1 million, respectively (note 2).

        (c) The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at September 30, 2003 were exercised:

             Class A Subordinate Voting and Class B Shares
              outstanding at September 30, 2003                         96.3
             Stock options                                               2.9
             ----------------------------------------------------------------
                                                                        99.2
             ----------------------------------------------------------------
             ----------------------------------------------------------------

             The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.


    9.  STOCK BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):

                                            Options outstanding
                                          -----------------------
                                                       Weighted
                                                        average     Number
                                            Number     exercise   of options
                                          of options     price    exercisable
             ----------------------------------------------------------------

             Outstanding at December 31,
              2002                         3,377,875   Cdn$89.19   1,958,375
             Granted                         320,000   Cdn$93.19      64,000
             Exercised                       (36,850)  Cdn$66.55     (36,850)
             ----------------------------------------------------------------
             Outstanding at March 31,
              2003                         3,661,025   Cdn$89.77   1,985,525
             Granted                          40,000   Cdn$93.17       8,000
             Exercised                       (64,150)  Cdn$68.46     (64,150)
             Cancelled                      (115,000) Cdn$104.08     (41,000)
             ----------------------------------------------------------------
             Outstanding at June 30, 2003  3,521,875   Cdn$89.73   1,888,375
             Exercised                      (621,025)  Cdn$73.63    (621,025)
             Vested                                -           -      25,000
             Option repricing related to
              MID distribution(b)                  -  (Cdn$11.98)          -
             ----------------------------------------------------------------
             Outstanding at September 30,
              2003                         2,900,850   Cdn$80.74   1,292,350
             ----------------------------------------------------------------
             ----------------------------------------------------------------

        (b)  As a result of the dilutive impact of the MID distribution (note
             2), all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the TSX. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

        (c) The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870 "Stock-Based Compensation and Other Stock-Based Payments", the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

             The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

             ----------------------------------------------------------------
             Risk free interest rate                                       5%
             Expected dividend yield                                    1.45%
             Expected volatility                                          24%
             Expected time until exercise                            4 years
             ----------------------------------------------------------------
             ----------------------------------------------------------------

             The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

             For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months and nine months ended September 30, 2003 and 2002 would have been as follows:

                                             Three months      Nine months
                                                ended             ended
                                            September 30,     September 30,
                                            2003     2002     2003     2002
             ----------------------------------------------------------------

             Pro forma net income         $    46  $   434  $   378  $   131

             Pro forma earnings per Class
              A Subordinate Voting or
              Class B Share
               Basic                      $  0.43  $  4.65  $  3.79  $  1.40
               Diluted                    $  0.42  $  4.63  $  3.78  $  1.39
             ----------------------------------------------------------------
             ----------------------------------------------------------------

             The weighted average fair value of options granted during the first nine months of 2003 was Cdn$21.17 (2002 - Cdn$25.08).

        (c) The Company has awarded to three executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executive, subject to acceleration on death and disability, on December 31, 2006, provided certain conditions are met and are to be released in equal amounts over a ten-year period commencing January 1, 2007, subject to forfeiture under certain circumstances. The fair value of the restricted stock grant is amortized to compensation expense from the effective date of the grant to the final vesting date. At September 30, 2003, unamortized compensation expense related to the restricted stock arrangements was $17 million.


    10. SEGMENTED INFORMATION

                            Three months ended         Three months ended
                            September 30, 2003         September 30, 2002
    ---------------------------------------------- --------------------------
                                           Fixed                      Fixed
                         Total  Operating  assets,  Total  Operating  assets,
                         sales   income     net     sales   income     net
    ---------------------------------------------- --------------------------
    Public Automotive
     Operations
      Decoma International
       Inc.             $   574  $    26  $   631  $   480  $    31  $   493
      Intier Automotive
       Inc.               1,069       18      504      932       24      444
      Tesma International
       Inc.                 255       22      288      226       20      273

    Wholly Owned
     Automotive
     Operations
      Magna Steyr           659       11      485      528       (4)     509
      Other Automotive
       Operations         1,041       92    1,002      816       69      820

    Corporate and other     (32)      47       74      (20)      66      765
    ---------------------------------------------- --------------------------
    Total reportable
     segments           $ 3,566  $   216    2,984  $ 2,962  $   206    3,304
    Current assets                          5,074                      4,350
    Investments, goodwill
     and other assets                       1,093                        568
    Discontinued
     operations long-
     term assets                                -                        824
    ---------------------------------------------- --------------------------
    Consolidated total
     assets                               $ 9,151                    $ 9,046
    ---------------------------------------------- --------------------------
    ---------------------------------------------- --------------------------



                             Nine months ended          Nine months ended
                            September 30, 2003         September 30, 2002
    ---------------------------------------------- --------------------------
                                           Fixed                      Fixed
                         Total  Operating  assets,  Total  Operating  assets,
                         sales   income     net     sales   income     net
    ---------------------------------------------- --------------------------
    Public Automotive
     Operations
      Decoma International
       Inc.             $ 1,763  $   126  $   631  $ 1,583  $   131  $   493
      Intier Automotive
       Inc.               3,233       85      504    2,807       98      444
      Tesma International
       Inc.                 803       78      288      678       67      273

    Wholly Owned
     Automotive
     Operations
      Magna Steyr         1,703       23      485    1,471       11      509
      Other Automotive
       Operations         3,327      321    1,002    2,513      266      820

    Corporate and other    (107)     149       74      (73)     156      765
    ---------------------------------------------- --------------------------
    Total reportable
     segments           $10,722  $   782    2,984  $ 8,979  $   729    3,304
    Current assets                          5,074                      4,350
    Investments, goodwill
     and other assets                       1,093                        568
    Discontinued
     operations long-
     term assets                                -                        824
    ---------------------------------------------- --------------------------
    Consolidated total
     assets                               $ 9,151                    $ 9,046
    ---------------------------------------------- --------------------------
    ---------------------------------------------- --------------------------

        Substantially all of MID's automotive real estate assets that were distributed to shareholders on August 29, 2003 (note 2) were previously included in the Corporate and other segment.


    11. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.



    MAGNA INTERNATIONAL INC.
    APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (United States dollars in millions, except per share figures)

    The following unaudited pro forma consolidated financial information has been presented assuming that the MID distribution as described in note 2 to the unaudited interim consolidated financial statements had been completed as of December 31, 2001 for the consolidated statements of income and are unaudited.

    The unaudited pro forma consolidated statements of income are provided for information purposes only and may not be indicative of the results that would have occurred if the transactions had been effected on the date indicated or which may be obtained in the future. The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the Company's consolidated financial statements for the periods presented.

    In addition, the Company measures and presents pro forma net income from operations, excluding impairment charges and pro forma diluted earnings per share from operations, excluding impairment charges because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.


    If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:


                                                    2002
                                 --------------------------------------------
                                   First   Second    Third   Fourth     Full
                                 Quarter  Quarter  Quarter  Quarter     Year
    -------------------------------------------------------------------------

    Sales                        $ 2,872  $ 3,145  $ 2,962  $ 3,443  $12,422

    Cost of goods sold             2,377    2,585    2,494    2,884   10,340
    Depreciation and amortization     95       98       97      110      400
    Selling, general and
     administrative                  180      192      187      221      780
    Interest expense (income),
     net                               1       (1)      (5)      (8)     (13)
    Equity income                     (4)      (7)      (6)      (6)     (23)
    Impairment charges                 -        -        -       36       36
    -------------------------------------------------------------------------
    Operating income                 223      278      195      206      902
    Other income                       -        -       15        -       15
    -------------------------------------------------------------------------
    Income before income taxes
     and minority interest           223      278      210      206      917
    Income taxes                      77       95       63       80      315
    Minority interest                 16       23       16       11       66
    -------------------------------------------------------------------------
    Net income                   $   130  $   160  $   131  $   115  $   536
    Addback (deduct):
      Other income                     -        -      (15)       -      (15)
      Impairment charges
       (net of tax)                    -        -        -       27       27
    -------------------------------------------------------------------------
    Pro forma net income from
     operations, excluding
     impairment charges          $   130  $   160  $   116  $   142  $   548
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per
     Class A Subordinate
     Voting or Class B Share     $  1.39  $  1.65  $  1.39  $  1.15  $  5.62
    Addback (deduct):
      Other income                     -        -    (0.17)       -    (0.16)
      Impairment charges               -        -        -     0.28     0.29
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                   -     0.05        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share
     from operations, excluding
     impairment charges          $  1.39  $  1.70  $  1.22  $  1.43  $  5.75
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                                          2003
                                          -----------------------------------
                                            First   Second    Third  Year to
                                          Quarter  Quarter  Quarter     Date
    -------------------------------------------------------------------------

    Sales                                 $ 3,496  $ 3,660  $ 3,565  $10,721

    Cost of goods sold                      2,909    3,021    2,997    8,927
    Depreciation and amortization             112      113      125      350
    Selling, general and
     administrative                           235      247      245      727
    Interest expense (income),
     net                                       (3)      (4)      (3)     (10)
    Equity income                              (4)      (3)      (3)     (10)
    Impairment charges                          -        -
    -------------------------------------------------------------------------
    Operating income                          247      286      204      737
    Other income                                -        -        -        -
    -------------------------------------------------------------------------
    Income before income taxes
     and minority interest                    247      286      204      737
    Income taxes                               85       99       72      256
    Minority interest                          19       26       14       59
    -------------------------------------------------------------------------
    Net income                            $   143  $   161  $   118  $   422
    Addback (deduct):
      Other income                              -        -        -        -
      Impairment charges
       (net of tax)                             -        -        -        -
    -------------------------------------------------------------------------
    Pro forma net income from
     operations, excluding
     impairment charges                   $   143  $   161  $   118  $   422
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per
     Class A Subordinate
     Voting or Class B Share              $  1.45  $  1.61  $  1.17  $  4.24
    Addback (deduct):
      Other income                              -        -        -        -
      Impairment charges                        -        -        -        -
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                            -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share
     from operations, excluding
     impairment charges                   $  1.45  $  1.61  $  1.17  $  4.24
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    APPENDIX A - NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (United States dollars in millions, except per share figures)

    1.  BASIS OF PRESENTATION

        The unaudited pro forma consolidated statements of income for the periods presented have been prepared from the unaudited consolidated statements of income of the Company. The unaudited pro forma consolidated statements of income have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the historical consolidated financial statements of the Company, including the related notes thereto.

        The unaudited pro forma consolidated statements of income have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP")

        The unaudited pro forma consolidated statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the date referred to below.

    2.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

        The unaudited pro forma consolidated statements of income have been presented assuming that the reorganization of MID and the distribution by the Company of 100% of the Class A Subordinate Voting and Class B Shares of MID (the "Spin-Off Transactions") had been completed as of December 31, 2001 and give effect to the following items:

        (a)   MEC

              As a result of the Spin-Off Transactions, the Company will restate its historical consolidated financial statements to reflect the operating results of MEC prior to August 29, 2003 as discontinued operations in accordance with CICA Handbook
              Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The pro forma adjustment for MEC eliminates the results for MEC from the Company's income.

        (b)   Pro forma MID

              Under CICA 3475, the operations of the real estate business of MID cannot be reflected as discontinued operations. The pro forma adjustments for MID eliminate the revenues and expenses of the real estate business of MID prior to August 29, 2003 in the manner in which such amounts were recorded in the preparation of the Company's consolidated financial statements and reflect the following adjustments:

              (i)   Intercompany interest
                    An adjustment to interest expense to eliminate interest expense incurred by MID on historical advances from the Company since all intercompany advances were eliminated in the initial capitalization of MID.

              (ii)  Lease amendments
                    Effective January 1, 2003, the Company amended the terms of certain leases with MID to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, the classification of certain leases changed from capital/direct financing to operating.

              (iii) Deferred profit sharing and incentive compensation
                    adjustment
                    As a result of the Spin-Off Transactions, the reduction in the Company's pre-tax income will result in a reduction in deferred profit sharing expense and executive management compensation as determined under the Company's Corporate Constitution.

              (iv)  Income tax
                    The tax effect on the foregoing adjustments, where applicable, has been computed at applicable income tax rates by jurisdiction. In addition, as a result of the distribution, the Company will lose certain tax benefits derived from intercompany interest that was historically charged to MID.

        (c)   Earnings per Class A Subordinate Voting or Class B Share

              The unaudited pro forma earnings per Class A Subordinate Voting or Class B Shares is based on the average number of shares that were issued and outstanding for the periods presented as follows (in millions):


                                                   2002
                                 --------------------------------------------
                                   First   Second    Third   Fourth     Full
                                 Quarter  Quarter  Quarter  Quarter     Year
    -------------------------------------------------------------------------

    Diluted                         90.6     86.2     90.7     95.8     92.0
    Pro forma diluted, from
     operations, excluding
     impairment charges             90.6     91.0     90.7     95.8     92.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                                          2003
                                          -----------------------------------
                                            First   Second    Third  Year to
                                          Quarter  Quarter  Quarter     Date
    -------------------------------------------------------------------------

    Diluted                                  95.8     96.0     96.5     96.1
    Pro forma diluted, from
     operations, excluding
     impairment charges                      95.8     96.0     96.5     96.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (United States dollars in millions, except per share figures)


    If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

                                             First Quarter - 2003
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $ 3,766  $  (270) $ 3,496  $     -  $ 3,496

    Cost of goods sold             2,887             2,887       22    2,909
    Depreciation and amortization    118               118       (6)     112
    Selling, general and
     administrative                  235               235               235
    Interest expense (income),
     net                              (3)               (3)               (3)
    Equity income                     (4)               (4)               (4)
    Impairment charges                 -                 -                 -
    MEC costs and expenses           248     (248)       -                 -
    -------------------------------------------------------------------------
    Operating income (loss)          285      (22)     263      (16)     247
    Other income                       -        -        -        -        -
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     285      (22)     263      (16)     247
    Income taxes                      99      (10)      89       (4)      85
    Minority interest                 24       (5)      19                19
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $   162  $    (7) $   155  $   (12) $   143
    Addback (deduct):
      Other income                     -        -        -        -        -
      Impairment charges
       (net of tax)                    -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   162  $    (7) $   155  $   (12) $   143
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per Class A
     Subordinate Voting or
     Class B Share               $  1.65  $ (0.07) $  1.58  $ (0.13) $  1.45
    Addback (deduct):
      Other income                     -        -        -        -        -
      Impairment charges               -        -        -        -        -
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                   -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share from
     operations, excluding
     impairment charges          $  1.65  $ (0.07) $  1.58  $ (0.13) $  1.45
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                             First Quarter - 2002
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $ 3,121  $  (249) $ 2,872  $     -  $ 2,872

    Cost of goods sold             2,362             2,362       15    2,377
    Depreciation and amortization     99                99       (4)      95
    Selling, general and
     administrative                  180               180               180
    Interest expense (income),
     net                               1                 1                 1
    Equity income                     (4)               (4)               (4)
    Impairment charges                 -                 -                 -
    MEC costs and expenses           217     (217)       -                 -
    -------------------------------------------------------------------------
    Operating income (loss)          266      (32)     234      (11)     223
    Other income                       -        -        -        -        -
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     266      (32)     234      (11)     223
    Income taxes                      92      (13)      79       (2)      77
    Minority interest                 21       (5)      16                16
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $   153  $   (14) $   139  $    (9) $   130
    Addback (deduct):
      Other income                     -        -        -        -
      Impairment charges
       (net of tax)                    -        -        -        -
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   153  $   (14) $   139  $    (9) $   130
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per Class A
     Subordinate Voting or
     Class B Share               $  1.65  $ (0.16) $  1.49  $ (0.10) $  1.39
    Addback (deduct):
      Other income                     -        -        -        -        -
      Impairment charges               -        -        -        -        -
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                   -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share from
     operations, excluding
     impairment charges          $  1.65  $ (0.16) $  1.49  $ (0.10) $  1.39
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:


                                            Second Quarter - 2003
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $ 3,848  $  (188) $ 3,660  $     -  $ 3,660

    -------------------------------------------------------------------------
    Cost of goods sold             2,997             2,997       24    3,021
    Depreciation and amortization    120               120       (7)     113
    Selling, general and
     administrative                  247               247               247
    Interest expense (income),
     net                              (4)               (4)               (4)
    Equity income                     (3)               (3)               (3)
    Impairment charges                 -                 -                 -
    MEC costs and expenses           188     (188)       -                 -
    -------------------------------------------------------------------------
    Operating income (loss)          303        -      303      (17)     286
    Other income (loss)                -        -        -        -        -
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     303        -      303      (17)     286
    Income taxes                     103        -      103       (4)      99
    Minority interest                 26        -       26                26
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $   174  $     -  $   174  $   (13) $   161
    Addback (deduct):
      Other income (loss)              -        -        -        -        -
      Impairment charges
       (net of tax)                    -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   174  $     -  $   174  $   (13) $   161
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per
     Class A Subordinate
     Voting or Class B Share     $  1.76  $  0.00  $  1.76  $ (0.15) $  1.61
    Addback (deduct):
      Other income (loss)              -        -        -        -        -
      Impairment charges               -        -        -        -        -
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                   -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share
     from operations, excluding
     impairment charges          $  1.76  $  0.00  $  1.76  $ (0.15) $  1.61
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                            Second Quarter - 2002
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $ 3,273  $  (128) $ 3,145  $     -  $ 3,145

    -------------------------------------------------------------------------
    Cost of goods sold             2,569             2,569       16    2,585
    Depreciation and amortization    103               103       (5)      98
    Selling, general and
     administrative                  192               192               192
    Interest expense (income),
     net                              (1)               (1)               (1)
    Equity income                     (7)               (7)               (7)
    Impairment charges                 -                 -                 -
    MEC costs and expenses           126     (126)       -                 -
    -------------------------------------------------------------------------
    Operating income (loss)          291       (2)     289      (11)     278
    Other income (loss)              (11)      11        -        -        -
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     280        9      289      (11)     278
    Income taxes                      98       (1)      97       (2)      95
    Minority interest                 23        -       23                23
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $   159  $    10  $   169  $    (9) $   160
    Addback (deduct):
      Other income (loss)             11      (11)       -        -        -
      Impairment charges
       (net of tax)                    -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   170  $    (1) $   169  $    (9) $   160
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per
     Class A Subordinate Voting
     or Class B Share            $  1.63  $  0.12  $  1.75  $ (0.10) $  1.65
    Addback (deduct):
      Other income (loss)           0.13    (0.13)       -        -        -
      Impairment charges               -        -        -        -        -
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                0.05        -     0.05        -     0.05
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share
     from operations, excluding
     impairment charges          $  1.81  $ (0.01) $  1.80  $ (0.10) $  1.70
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:


                                            Third Quarter - 2003
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $ 3,633  $   (67) $ 3,566  $    (1) $ 3,565

    -------------------------------------------------------------------------
    Cost of goods sold             2,981             2,981       16    2,997
    Depreciation and
     amortization                    131               131       (6)     125
    Selling, general and
     administrative                  244               244        1      245
    Interest expense (income),
     net                              (3)               (3)               (3)
    Equity income                     (3)               (3)               (3)
    Impairment charges                68      (68)       -                 -
    MEC costs and expenses            84      (84)       -                 -
    -------------------------------------------------------------------------
    Operating income                 131       85      216      (12)     204
    Other income (loss)               (6)       -       (6)       6        -
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     125       85      210       (6)     204
    Income taxes                      67        7       74       (2)      72
    Minority interest                 10        4       14                14
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $    48  $    74  $   122  $    (4) $   118
    Addback (deduct):
      Other income (loss)              6        -        6       (6)       -
      Impairment charges
       (net of tax)                   68      (68)       -        -        -
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   122  $     6  $   128  $   (10) $   118
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per Class A
     Subordinate Voting or
     Class B Share               $  0.44  $  0.77  $  1.21  $ (0.04) $  1.17
    Addback (deduct):
      Other income (loss)           0.07        -     0.07        -     0.07
      Impairment charges            0.70    (0.71)   (0.01)   (0.06)   (0.07)
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                   -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share from
     operations, excluding
     impairment charges          $  1.21  $  0.06  $  1.27  $ (0.10) $  1.17
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



                                            Third Quarter - 2002
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $ 3,027  $   (65) $ 2,962  $     -  $ 2,962

    -------------------------------------------------------------------------
    Cost of goods sold             2,476             2,476       18    2,494
    Depreciation and
     amortization                    104               104       (7)      97
    Selling, general and
     administrative                  187               187               187
    Interest expense (income),
     net                              (5)               (5)               (5)
    Equity income                     (6)               (6)               (6)
    Impairment charges                 -                 -                 -
    MEC costs and expenses            82      (82)       -                 -
    -------------------------------------------------------------------------
    Operating income                 189       17      206      (11)     195
    Other income (loss)               15        -       15        -       15
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     204       17      221      (11)     210
    Income taxes                      60        7       67       (4)      63
    Minority interest                 12        4       16                16
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $   132  $     6  $   138  $    (7) $   131
    Addback (deduct):
      Other income (loss)            (15)       -      (15)       -      (15)
      Impairment charges
       (net of tax)                    -        -        -        -
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   117  $     6  $   123  $    (7) $   116
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per Class A
     Subordinate Voting or
     Class B Share               $  1.40  $  0.06  $  1.46  $ (0.07) $  1.39
    Addback (deduct):
      Other income (loss)          (0.16)       -    (0.16)       -    (0.16)
      Impairment charges               -        -        -        -        -
      Dilutive impact of foreign
       exchange loss on redemption
       of debentures                   -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share
     from operations, excluding
     impairment charges          $  1.24  $  0.06  $  1.30  $ (0.07) $  1.23
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:


                                           Fourth Quarter - 2002
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $ 3,550  $  (107) $ 3,443  $     -  $ 3,443

    -------------------------------------------------------------------------
    Cost of goods sold             2,866             2,866       18    2,884
    Depreciation and amortization    116               116       (6)     110
    Selling, general and
     administrative                  221               221               221
    Interest expense (income),
     net                              (8)               (8)               (8)
    Equity income                     (6)               (6)               (6)
    Impairment charges                54      (18)      36                36
    MEC costs and expenses           129     (129)       -                 -
    -------------------------------------------------------------------------
    Operating income (loss)          178       40      218      (12)     206
    Other income                       -        -        -        -        -
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     178       40      218      (12)     206
    Income taxes                      67       16       83       (3)      80
    Minority interest                  1       10       11                11
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $   110  $    14  $   124  $    (9) $   115
    Addback (deduct):
      Other income                     -        -        -        -        -
      Impairment charges
       (net of tax)                   34       (7)      27        -       27
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   144  $     7  $   151  $    (9) $   142
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per Class A
     Subordinate Voting or
     Class B Share               $  1.10  $  0.15  $  1.25  $ (0.10) $  1.15
    Addback (deduct):
      Other income (loss)              -        -        -        -        -
      Impairment charges            0.35    (0.08)    0.27        -     0.28
      Dilutive impact of foreign
       exchange loss on
       redemption of debentures        -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share
     from operations, excluding
     impairment charges          $  1.45  $  0.07  $  1.52  $ (0.10) $  1.43
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



                                             Full Year - 2002
                                 --------------------------------------------
                                                                Pro      Pro
                                      As                      forma    forma
                                reported      MEC Restated      MID    Magna
    -------------------------------------------------------------------------

    Sales                        $12,971  $  (549) $12,422  $     -  $12,422

    -------------------------------------------------------------------------
    Cost of goods sold            10,273            10,273       67   10,340
    Depreciation and amortization    422               422      (22)     400
    Selling, general and
     administrative                  780               780               780
    Interest expense (income),
     net                             (13)              (13)              (13)
    Equity income                    (23)              (23)              (23)
    Impairment charges                54      (18)      36                36
    MEC costs and expenses           554     (554)       -                 -
    -------------------------------------------------------------------------
    Operating income (loss)          924       23      947      (45)     902
    Other income                       4       11       15        -       15
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and minority interest     928       34      962      (45)     917
    Income taxes                     317        9      326      (11)     315
    Minority interest                 57        9       66                66
    -------------------------------------------------------------------------
    Net income (loss) from
     continuing operations       $   554  $    16  $   570  $   (34) $   536
    Addback (deduct):
      Other income                    (4)     (11)     (15)       -      (15)
      Impairment charges
       (net of tax)                   34       (7)      27        -       27
    -------------------------------------------------------------------------
    Pro forma net income (loss)
     from operations, excluding
     impairment charges          $   584  $    (2) $   582  $   (34) $   548
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Diluted earnings per Class A
     Subordinate Voting or
     Class B Share               $  5.82  $  0.17  $  5.99  $ (0.37) $  5.62
    Addback (deduct):
      Other income (loss)          (0.04)   (0.12)   (0.16)       -    (0.16)
      Impairment charges            0.36    (0.07)    0.29        -     0.29
      Dilutive impact of foreign
       exchange loss on
       redemption of debentures        -        -        -        -        -
    -------------------------------------------------------------------------
    Pro forma diluted earnings
     per Class A Subordinate
     Voting or Class B Share
     from operations, excluding
     impairment charges          $  6.14  $ (0.02) $  6.12  $ (0.37) $  5.75
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------